Cascadia Acquisition Corp.

1000 2nd Avenue, Suite 120

Seattle, Washington 98104

August 20, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	David Gessert

Celeste Murphy

Re: REQUEST FOR ACCELERATION OF EFFECTIVENESS

Cascadia Acquisition Corp.

Registration Statement on Form S-1

File No. 333-258515

Ladies and Gentlemen:

Cascadia Acquisition Corp. (the “Company”) hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 4:00 p.m. (Eastern time) on Wednesday, August 25, 2021, or as soon thereafter as practicable.

The Company requests the Commission confirm the effective date and time of the Registration Statement to Gina Eiben of Perkins Coie LLP, counsel to the Company, by telephone at (503) 727-2059.

Very truly yours,

Cascadia Acquisition Corp.

/s/ Jamie Boyd
Jamie Boyd
Chief Executive Officer

cc: Gina Eiben (Perkins Coie LLP)